Exhibit 99.4

Press Release

Total and CCCC Strengthening Their Relationship Worldwide

to Meet the Challenges of the Construction Industry

Paris, July 10, 2018 - Total and China Communications Construction Company (CCCC) have signed a mutual preferred supplier agreement to extend their existing relationship to a worldwide perimeter. CCCC, a fully integrated engineering company, and Total, a global integrated energy producer and provider, are both key players in their respective fields with an extensive presence around the world.

Total currently supplies CCCC with fuels and lubricants, mainly in Africa, while CCCC‘s expertise ranges from design to construction, including financing, civil works, onshore and offshore work, pipeline construction and dredging.

With this new agreement, Total and its affiliates will work toward being CCCC’s preferred partner on a much larger scale, by offering tailored solutions for its projects worldwide.

Total therefore intends to provide flexible, innovative and effective energy solutions to support CCCC’s rapidly growing business. This could include storage facilities, technical support for Total products and a wide range of digital tools, including Optimizer, to help CCCC reduce its Total Cost of Ownership.

Total and CCCC’s complementary geographical footprint will allow both companies to develop new commercial prospects, whether as a customer or supplier of the other. This strategic partnership will provide CCCC and Total with a wide range of opportunities in Africa and beyond. The partners will work together at both the local and global level to address their future market and technology challenges.

“Total is a partner that recognizes the benefits of collaborating across the value chain” said Sun Ziyu, Vice President of CCCC. “This agreement marks CCCC’s willingness to work with Total to support its overseas growth in the increasingly demanding construction and infrastructure market. It also demonstrates that CCCC believes that a strengthened relationship with Total is the right approach to develop tailored solutions to meet the challenging infrastructure and construction requirements in the most remote locations.”

“We are very enthusiastic about this new agreement,” said Stanislas Mittelman, Senior Vice President Africa for Total Marketing & Services. “CCCC is aiming to be a worldwide leader in its fields. We intend to accompany them all the way with a broader range of services and a special focus on Africa and Asia, including all the countries associated within the “One Belt, One Road” initiative . By being proactive and customer oriented, Total will continue to develop high-standard energy solutions to remain their preferred supplier.”

About CCCC

China Communications Construction Company Ltd. (CCCC) is a world leading super large infrastructure service provider. CCCC is mainly engaged in infrastructure investment, construction and operation, equipment manufacturing, real estate and urban development, and offers customers package solutions and integrated services such as investment, financing, consultation, planning, design, construction, management and operation. With a history of over 100 years, CCCC has delivered products and services to over 150 countries.

About Total Marketing & Services

The Total Marketing & Services Division develops and distributes mainly petroleum-based products and all associated services. Its 31,000 employees are present in 110 countries and its products and service offerings are sold in 150 countries. Total Marketing & Services welcomes over 8 million customers daily in its network of over 16,000 service stations in 65 countries. Total is the world’s fourth-largest oil and gas company and the number 1 distributor of petroleum products in Africa. Total Marketing & Services operates 50 production sites worldwide, where it manufactures lubricants, bitumen, fuel additives, fuels and special fluids.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.